October 2, 2024

Seamus O’Brien

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Mr. O’Brien:

On August 2, 2024, Northern Lights Variable Trust (the "Trust" or the "Registrant"), on behalf of its series, Bain Capital Equity Opportunities Fund (the "Fund"), filed post-effective amendment No. 282 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund.

On September 18, 2024, you provided oral comments to Andrew Davalla with respect to the Amendment. Please find below the Fund’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: Where a comment is made with regard to disclosure in one location, please apply to all similar disclosures appearing elsewhere in the Registration Statement.

Response: The Registrant will apply revisions throughout the Amendment as appropriate.

Comment 2: We note that portions of the Amendment are incomplete. Please complete all bracketed language and any placeholders and refresh all Tables of Contents prior to effectiveness.

Response: Bracketed and incomplete disclosures have been completed. Please see the prospectus and SAI attached hereto.

Comment 3: Other than modifications allowed by general instruction C.3.d. for Form N-1A, please amend the fees and expense preamble to conform to disclosure in the instruction to Form N-1A Item 3.

Response: The disclosure has been revised as follows:

October 2, 2024

This table describes the fees and expenses that you may pay if you buy, hold or sell shares of the Portfolio. These tables do not reflect any fees and expenses charged by your insurance company under your variable contract. The fee table and the example below do not reflect the fees, expenses and/or withdrawal charges imposed by the contract. If contract expenses were reflected, the fees and expenses in the table and expense example would be higher. You should review the insurance contract prospectus for a complete description of fees and expenses.

Comment 4: Please note that insurance product funds must include language to the following effect in the preamble to the fee table:

The fee table and the example below do not reflect the fees, expenses and/or withdrawal charges imposed by the contract. If contract expenses were reflected, the fees and expenses in the table and expense example would be higher.

Response: Please see the revised disclosure provided in response to Comment 3 above.

Comment 5: With respect to the sentence beginning “The Portfolio expects to emphasize investments in mid-cap and lower large-cap, quality growth companies….,” please consider using “intends” rather than “expects.”

Response: The disclosure has been revised as follows:

The Portfolio intends to emphasize investments in mid-cap and lower large-cap, quality growth companies, with a focus on investments in or related to the consumer, financial, healthcare, industrial and technology, media and telecom sectors. However, the Portfolio is not restricted and may invest in companies with any market capitalization and in any industry and does not intend to concentrate its investments in any industry.

Comment 6: Please consider revising the sentence referenced in Comment 5 for clarity.

Response: Please see the revised disclosure provided in response to Comment 5 above.

Comment 7: With respect to the sentence beginning “The Portfolio expects to focus its investments….,” please consider using “intends” rather than “expects.”

Response: The disclosure has been revised as follows:

October 2, 2024

       The Portfolio intends to focus its investments (i.e., invest a significant majority of its assets) in developed markets (e.g., United States, Canada, U.K. Europe, Japan and Asia).

Comment 8: With respect to investments in emerging markets, please clarify what the Fund would consider emerging market countries.

Response: The Registrant notes the following disclosure in the first paragraph in the Principal Investment Stratgeies section of the Prospectus:

The Portfolio considers emerging market equity issuers to be those located in countries represented in the MSCI Emerging Markets Index.

Comment 9: With respect to the Fund’s disclosure regarding the use of derivatives for risk management, hedging and speculative purposes, please clarify the disclosure and disclose what the Fund will invest in as part of its principal investment strategies as opposed to “may” invest in. To extent certain investments are non-principal, please disclose in the appropriate section of the filing outside of the summary section.

Response: The disclosure has been revised as follows:

The Portfolio may experience near-term volatility in its pursuit of long-term results. For risk management, hedging and speculative purposes, the Portfolio will use foreign currency spot transactions and forwards, and call and put options on common stocks. The Portfolio may write or sell call options on common stocks it owns (“covered calls”). Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Comment 10: With respect to the disclosure in the Dislocated Value bulletpoint, given the lack of disclosure in the Principal Investment Strategy section regarding private investments, please clarify the disclosure. If private investments will constitute a principal or non-principal investment strategy, the Fund should clarify the extent to which it will invest in private investments and further clarify the type of private investments it will hold.

Response: The disclosure has therefore been revised as follows:

Dislocated Value: Opportunistic situations where the Adviser believes the underlying business or asset might be trading below its true value.

October 2, 2024

Supplementally, the Fund does not intent to invest in private investments as an investment strategy. Rather, the reference to “private market value” refers to the Adviser’s strategy of seeking to identify publicly traded equity issuers whose businesses or assets may be undervalued in the marketplace.

Comment 11: With respect to Energy Sector Risk, if such risk does not relate to a principal strategy or constituent of a principal strategy, please remove disclosure from summary

Response: The disclosure for Energy Sector Risk has been deleted.

***

Please further note that the Fund will be considered non-diversifed for the purposes of the Investment Company Act of 1940. Accordingly, the following additional or revised disclosures have been provided:

Prospectus (Principal Investment Strategies disclosure)

The Portfolio is “non-diversified” for purposes of the Investment Company Act of 1940, as amended, which means that the Portfolio may invest in fewer securities at any one time than a diversified fund.

Prospectus (Principal Investments Risks disclosure)

Non-Diversified Fund Risk. The Portfolio is classified as non-diversified. As such, the percentage of the Portfolio’s assets invested in any single issuer or a few issuers is not limited as much as it is for a fund classified as diversified. Investing a higher percentage of its assets in any one or a few issuers could increase the Portfolio’s risk of loss and its share price volatility, because the value of its shares would be more susceptible to adverse events affecting those issuers.

Statement of Additional Information

The Portfolio is a non-diversifed series of the Trust.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla